PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

13,490,203 shares issued and outstanding

Ref.: File No. 82-4025

June 9, 2004

:ILLING TO COMMENCE SHORTLY ON GLOBEX'S PACAUD PROPERTY

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to announce that it has been informed by **Dianor Resources Inc. (DOR-V)** that it will commence diamond drilling on Globex's Pacaud diamond property by June 15, 2004.

Per Dianor "Phase I drilling will start on the potentially diamondiferous **Purcell** dyke, discovered in 2003 by shallow drilling of a linear magnetic anomaly, on the Pacaud property in the Kirkland Lake area of Ontario. **The Purcell dyke is one of three confirmed kimberlite dykes in a potential 20 kimberlite dyke swarm associated with 2 possible kimberlite diatremes that were recently outlined on the Pacaud property.**

Drilling is primarily aimed at recovering sufficient samples (100 Kilograms) of the **Purcell** kimberlite dyke to determine its diamond content. The dyke will be fan drilled along its projected length to outline its continuity; thickness variation along strike and with depth; and confirmation of the interpreted magnetic survey.

Phase II drilling will commence upon completion of the ongoing and planned field exploration. This work includes follow-up ground magnetics, MMI soil geochemical sampling, pionjar drilling, prospecting, geological/geomorphological/vegetational surveys and possible trenching of selected dykes and blows.

The **Purcell** kimberlite is magnetic and its magnetic signature can now be traced for a minimum length of 600 metres. The 2003 shallow diamond drilling indicated that the **Purcell** kimberlite dyke may increase in thickness with depth as it reached a maximum drill intersected thickness of 2.2m in drill hole P12 at a very shallow depth of six metres below surface. Indicator minerals recovered from the **Purcell** dyke indicates that it sampled diamond bearing mantle material, and therefore, is potentially diamond bearing.

The claims are located in Pacaud Township, in the Larder Lake Mining Division of the Province of Ontario. The Pacaud property is situated off Hwy 11, some 20-kms south of Kirkland Lake. The Lake Temiskaming Structural Zone (LTSZ) kimberlites, namely, The Kirkland Lake Kimberlite cluster is situated 35-kms to the NE and the Cobalt – New Liskeard - Klock Kimberlite cluster is situated 45-kms to the SE of the Pacaud property. Approximately 55 kimberlite bodies are known to occur along the LTSZ including two potentially economic diamond bearing kimberlites - DeBeer's Victor pipe situated, 300-kms to the north and Sudbury Contact's kimberlite 95-2 located 40-kms to the south of the property which recently released encouraging diamond results. "

Globex retains a 1% Net Diamond Royalty on the Pacaud Property as well as 100% interest in any and all other minerals.

Globex is presently acquiring additional claims in the area which will be 100% Globex owned.

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com